Exhibit 99.1

Sinovac Files Motion for Summary Judgment on Rights Agreement in

Delaware Chancery Court

•	The summary judgment motion asks the Delaware Court to ascertain whether a trigger event under its Rights Agreement has occurred
•	The Company recently obtained information demonstrating that the Sinobioway Consortium and the Dissident Shareholders reached an agreement in advance of the Annual General Meeting to elect directors controlled by Sinobioway or the Dissident Shareholders
•	The Company seeks expedited ruling in Delaware Chancery Court to protect the rights of all shareholders

BEIJING, June 26, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac" or the "Company"), a leading provider of biopharmaceutical products in China, today announced that it has filed a motion for partial summary judgment in Delaware Chancery Court.

The motion introduces recently obtained information showing that the Sinobioway Consortium, led by Sinobioway Biomedicine Co., Ltd. ("Sinobioway"), a minority shareholder of the Company’s controlled Chinese subsidiary, Sinovac Biotech Co., Ltd. ("Sinovac Beijing"), and a group of Sinovac’s shareholders led by 1Globe and OrbiMed (the “Dissident Shareholders”) reached an agreement, arrangement or understanding before the Company’s annual general meeting held on February 6, 2018 (the “AGM”). Prior to the AGM, the Sinobioway Consortium and the Dissident Shareholders agreed to appear at the AGM to nominate and to vote for new directors controlled by Sinobioway or the Dissident Shareholders.

As announced previously, in March 2016 Sinovac’s board of directors adopted a shareholder rights agreement (the “Rights Agreement”) to guard against abusive or coercive tactics to gain control of the Company. According to the Rights Agreement, if a trigger event occurs, all shareholders of Sinovac except the Dissident Shareholders will be entitled to exercise their right to acquire additional shares and the shareholding of the Dissident Shareholders will be diluted significantly.

The summary judgment motion asks the Delaware Court to ascertain whether there is sufficient information showing that the trigger event under the Rights Agreement has occurred due to the agreement reached by the Sinobioway Consortium and the Dissident Shareholders. To protect the rights of all shareholders, the Company has filed the motion for partial summary judgment asking the Delaware Court to enter judgment, without a full trial, that the trigger event under the Rights Agreement has occurred.

The board of directors and management of Sinovac continue to execute their fiduciary duties to act in the best interests of the Company and all shareholders as the Company moves forward in its mission to develop vaccines that enhance health in China and around the world and create shareholder value. Furthermore, the board of directors and management of Sinovac are vigorously defending the rights of all shareholders in all applicable courts. The summary judgment motion filed today with the Delaware Chancery Court and sworn affidavits filed with the High Court of Justice of Antigua and Barbuda are available on the Company’s website at http://www.sinovacbio.com/?optionid=767.

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About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information, please visit the Company's website at www.sinovacbio.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Investor Contacts:

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR

Bill Zima U.S

Tel: +1 646-308-1707

Email: william.zima@icrinc.com

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Media Contact:

Abernathy MacGregor

Sheila Ennis

Tel: +1 415-745-3294

Email: sbe@abmac.com

China Media Contact:

ICR

Edmond Lococo

Tel: +86-10-6583-7510

Email: Edmond.Lococo@icrinc.com

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